GRAND TOYS INTERNATIONAL LIMITED

CONTACT:

Room UG 202, Floor UG2, Chinachem Plaza

Tania M. Clarke

77 Mody Road, Tsimshatsui East,

Vice President of Finance

Kowloon,

Hong Kong

(514) 685-2180, ext. 233

(NASDAQ: GRIN)

E-mail: tania@grand.com

www.grand.com

FOR IMMEDIATE RELEASE

GRAND TOYS REPORTS FINANCIAL RESULTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005

Hong Kong – August 15, 2005 – Grand Toys International Limited (NASDAQ: GRIN) today announced results for its three-month and six-month periods ended June 30, 2005.

Net sales for the three months ended June 30, 2005 were $11.7 million, compared to $8.2 million for the same period of 2004, an increase of 43%.  Gross profit percentage increased to 37% for the three months ended June 30, 2005, compared to 30% for the comparable period in 2004.  EBITDA decreased from $1.8 million for the three months of 2004 to a loss of $0.6 million for the three months ended June 30, 2005.  Grand posted a net loss of $1.4 million, or $(0.08) per basic American depositary share (“ADS”), for the three months ended June 30, 2005.  This compares to net earnings of $1.4 million, or $0.14 per basic ADS, for the three months ended June 30, 2004.  The results for the quarter ended June 30, 2005 included a dividend on preference shares of approximately $0.2 million.  Without this dividend, Grand would report a net loss of approximately $1.2 million, or $0.07 per basic ADS, for the three months ended June 30, 2005.

Net sales for the six months ended June 30, 2005 were $18.5 million, compared to $14.8 million for the same period of 2004, an increase of 25%.  Gross profit percentage increased to 36% for the six months ended June 30, 2005, compared to 27% for the comparable period in 2004.  EBITDA decreased from $2.9 million for the first six months of 2004 to a loss of $1.7 million for the six months ended June 30, 2005.  Grand posted a net loss of $3.9 million, or $0.24 per basic American depositary share (“ADS”), for the six months ended June 30, 2005.  This compares to net earnings of $2.2 million, or $0.22 per basic ADS, for the six months ended June 30, 2004.  The results for the period ended June 30, 2005 included dividends on preference shares of approximately $1.2 million.  Without this dividend, Grand would have report a net loss of approximately $2.7 million, or $0.17 per basic ADS, for the six months ended June 30, 2005.

Net sales increased in the three and six-month periods of 2005 as compared to the same period in 2004 primarily due to the addition of sales from Grand Toys International, Inc., including its

Grand Toys International, Inc.

subsidiaries, which was acquired in August 2004, and International Playthings, Inc. (“IPI”), which was acquired in March 2005, offset by a reduction in the OEM sales from one of the Company’s Hong Kong subsidiaries.  The results for the comparable periods of 2004 reflect only the operations of the Company’s Hong Kong based Playwell subsidiary.  Gross profit increased as a result of the addition of the higher margin business of the Canadian and U.S. distribution operations.  Operating expenses increased in the three and six month periods ended June 30, 2005 due to increased corporate overhead that was incurred in connection with the integration of recent acquisitions and in anticipation of growth tied to future acquisitions, as well as the additional selling and distribution and general and administrative expenses from the Company’s newly acquired entities.

Henry Hu, Chairman of Grand, noted, “While overall results were down, this quarter’s results show the positive impact that our recent acquisition of IPI brings to Grand.  Revenues from Grand’s North American distribution operations in 2005 more than offset the decline in the Company’s Hong Kong subsidiary’s OEM sales from the 2004 period.  Grand continues to focus on developing products from our key licenses and we expect to see these results later in 2005, as well as 2006 and beyond.  In addition, the benefits of our expanded corporate structure are not yet realized in the operating results of this period, as we continue to integrate recent acquisitions and actively seek new acquisitions that should benefit Grand’s future operating results.”

About Grand Toys International Limited:  Grand Toys International Limited is a newly reorganized International company resulting from the acquisition of Playwell International Limited in August 2004 and International Playthings, Inc. in March 2005.  Grand Toys, through its U.S. and foreign operating subsidiaries, develops, distributes and supervises the out-sourced manufacturing of toy and toy related products throughout the world. Grand Toys’ operating subsidiaries have been in continuous operation for up to 44 years. Grand Toys' strategy is to grow by expanding its proprietary products, adding licenses and by acquiring complementary companies. Grand Toys' goal is to become a leading manufacturer, developer, marketer and distributor of toy and toy related products throughout the world.

Additional information can be sourced on Grand at www.grand.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward- looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited

Balance Sheet Data:	June 30, 2005	December 31, 2004

Total assets	$ 58,879,033	$ 44,071,672

Grand Toys International, Inc.

Working capital	15,887,791	13,036,036
Total shareholders’ equity	42,070,454	35,270,192

CONSOLIDATED STATEMENTS OF OPERATIONS (in US$)

	Three Months ended		Six Months ended
	2005	2004	2005	2004

Net sales	$ 11,653,824	$ 8,157,538	$ 18,502,663	$ 14,788,414
Cost of goods sold	7,366,628	5,715,480	11,925,729	10,767,869
Gross profit	4,287,196	2,442,058	6,576,934	4,020,545
Gross profit %	36.79%	29.94%	35.55%	27.19%

Operating expenses, net	5,401,506	748,203	9,143,714	1,306,244
Operating (loss) income	(1,114,310)	1,693,855	(2,566,780)	2,714,301
Operating (loss) income %	(9.57%)	20.76%	(13.87)%	18.35%

Interest expense, net	77,410	28,486	169,173	30,650
(Loss) earnings before taxes	(1,191,720)	1,665,369	(2,735,953)	2,683,651

Income tax expense	6,432	311,364	11,963	487,979
(Loss) earnings from operations	(1,198,152)	1,354,005	(2,747,916)	2,195,672
Earnings from operations %	(10.28)%	16.60%	(14.85)%	14.85%

Dividends	(168,260)	-	(1,159,686)	-

Net (loss) earnings	$(1,366,412)	1,354,005	$ (3,907,602)	$ 2,195,672
Net (loss) earnings %	(11.72)%	16.60%	(21.12)%	14.85%

(Loss) earnings per ADS:
Basic	$ (0.08)	$ 0.14	$ (0.24)	0.22
Diluted	N/A	N/A	N/A	N/A

Weighted average ADS outstanding:
Basic	16,220,812	10,000,000	16,196,166	10,000,000
Diluted	19,025,412	10,000,000	18,538,469	10,000,000

In this Press Release, Grand discusses financial measures in accordance with GAAP and also on a non-GAAP basis. Grand’s definition of EBITDA is earnings before interest, income taxes, depreciation and amortization. EBITDA does not include gains or losses from discontinued operations. All

Grand Toys International, Inc.

references in this press release to EBITDA are to a non-GAAP financial measure. EBITDA, a measure widely used among toy related businesses, is used because management believes that it is an effective way of monitoring the operating performance of our company relative to the industry. Additionally, Grand believes that the use of non-GAAP financial measures enables it and investors to evaluate, and compare from period to period, the results from ongoing operations in a more meaningful and consistent manner.

Reconciliations of GAAP to Non-GAAP financial measures are provided below.

Reconciliation of Earnings before interest, taxes, amortization and depreciation (EBITDA):

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Net (loss) earnings from operations	$ (1,198,152)	$ 1,354,005	$ (2,747,916)	$ 2,195,672
Interest expense, net	77,410	28,486	169,173	30,650
Depreciation and amortization	476,926	119,258	866,148	227,231
Income tax expense	6,432	311,364	11,963	487,979
EBITDA	$ (637,384)	$ 1,813,113	$ (1,700,632)	$ 2,941,532